Exhibit 99.1

ROYAL STANDARD ANNOUNCES CLOSING OF THE SALE OF ITS FONDAWAY CANYON AND DIXIE-COMSTOCK GOLD PROPERTIES AND SETTLEMENT OF HALE LITIGATION

Toronto, Ontario – August 15, 2013 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) today announced that it and its wholly-owned subsidiary Manhattan Mining Co. have completed the sale of its Fondaway Canyon and Dixie Comstock Gold Properties to American Innovative Minerals LLC as announced in a previous news release dated July 18, 2013. In connection with, and as a condition to, the closing of the transaction, Hale Capital Management, LP and Hale Capital Partners, LP delivered to the Company a full and final release and settlement agreement relating to the legal action commenced by Hale on September 27, 2011. A stipulation of dismissal with prejudice was filed with the Supreme Court of the State of New York earlier this week dismissing all claims against Royal Standard Minerals Inc. and Manhattan Mining Co. in connection with that litigation.

About Royal Standard Minerals Inc.

Royal Standard is a mineral exploration and mine development company engaged in locating, acquiring, exploring and developing deposits. The Company has a venture in a coal exploration project, namely the Kentucky Project.

For more information please visit www.royalstandardminerals.com or contact: info@royalstandardminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is conditional, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.